FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

21 January 2013

IRENE DORNER APPOINTED GROUP MANAGING DIRECTOR

The Board of HSBC Holdings plc has appointed Irene Dorner (58), President and Chief Executive Officer of HSBC North America Holdings Inc. and HSBC USA, overseeing HSBC Bank USA, N.A. and HSBC Finance Corporation, a Group Managing Director with effect from 1 February 2013. She joins the Group Management Board and continues to report to Stuart Gulliver, HSBC Group Chief Executive.

Dorner joined the HSBC Group in 1982 as an in-house lawyer at Samuel Montagu & Co Limited, the merchant banking arm of Midland Bank, later acquired by the HSBC Group. She held positions as Chief Operating Officer of Treasury and Capital Markets, and General Manager of Marketing and Human Resources for HSBC Bank plc. Dorner also had responsibility for HSBC Bank plc's branch network in the North of England, Scotland and Northern Ireland, and was General Manager, Premier and Wealth Management in HSBC Bank plc before her appointment as Deputy Chairman and CEO HSBC Bank Malaysia Berhad in 2007. She took up her current position in January 2010.

Commenting on the appointment, Gulliver said: "Irene has served HSBC with distinction over the past 30 years. The Board's decision reflects this commitment and, moreover, recognises the important and complex job she has been doing in running our US operations. She has been an attending member of the Group Management Board since March 2011 and I am delighted to welcome her as a full member."

Media enquiries to:
Chicago
Diane Bergan	+1 224 8808055	diane.soucy.bergan@us.hsbc.com
London
Brendan McNamara	+ 44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 21 January 2013